
January 15, 2014

Via E-mail
Andrew J. Zagorski
Chief Executive Officer
Oz Saferooms Technologies, Inc.
1732 Cottonwood Lane
Newcastle, OK 73065

     Re: Oz Saferooms Technologies, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed May 8, 2013
               Response Letter Dated January 9, 2014
               File No. 0-54112

Dear Mr. Zagorski:

     We have reviewed your response dated January 9, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 9A(T). Controls and Procedures, page 11

Evaluation of Internal Controls over Financial Reporting, page 11

1. We reviewed your response and proposed disclosure in response to comment 1 in our letter dated November 5, 2013. Please revise to include a statement as to whether or not internal control over financial reporting is effective and clearly disclose any material weaknesses in internal control over financial reporting identified by management. Management is not permitted to conclude that a registrant's internal control over financial reporting is effective if there are one or more material weaknesses in internal control over financial reporting. Refer to Item 308(a)(3) of Regulation S-K.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Angel Lana
        Certified Public Accountant